Room 4561
								June 14, 2005

Richard Smitten
Smitten Press: Local Lore and Legends, Inc.
108 Royal St.
New Orleans, LA 70130

	RE:	Smitten Press: Local Lore and Legends, Inc.
		Amendment No. 1 to Registration Statement on
      Form 10-SB/A
		Filed May 12, 2005
		File Number: 0-51159

Dear Mr. Smitten:

	We have reviewed your filing and have the following comments. As appropriate, please amend your Form 10-SB and respond to these comments within 10 business days. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Update your financial statements consistent with the
requirements
of Item 310(g) of Regulation S-B.   Please also update your
"Management`s Discussion and Analysis or Plan of Operations" section.
Registration Front Cover
2. Please refer to comment 5 of our letter dated March 14, 2005. Please revise to disclose the jurisdiction of incorporation as Ontario, Canada and consider revising disclosure throughout this registration statement to clarify you are incorporated in Ontario.

Description of Business, page 3

General
3. Please refer to comment 6 of our letter dated March 14, 2005. Please advise as to any assets of Creemore Star Printing, including any presses or similar production capabilities, hardware or software products, or conversely, affirm that there were no remaining assets from Creemore besides the tax loss carry forwards.
Products, page 3
4. Please refer to comment 9 of our letter dated March 14, 2005. Please advise as to your relationship with Larry Bannock, President,
New Orleans Mardi Gras Indian Council and disclose if you have received his consent to use his statements.
5. Please refer to comment 11 of our letter dated March 14, 2005. We are unable to locate the requested disclosure.

Proprietary Rights, page 5
6. Please refer to comment 16 of our letter dated March 14, 2005. Please advise if Mr. Smitten will be reimbursed for his personal funds expended in developing the rights as disclosed on the first paragraph of page 6. Please also indicate if the costs are included in the excess of $10,000 value of provided services that resulted in the 2003 share issuance to Mr. Smitten.
7. Please refer to comment 17 of our letter dated March 14, 2005. Please provide a legal analysis as to the enforceability of the Literary Marketing Rights Agreement signed by Mr. Smitten both on behalf of the company and for himself. Please also advise why Mr. Badger did not execute the Literary Marketing Agreement with Mr. Smitten but instead first transferred authority to Mr. Smitten.

New Orleans Market, page 6
8. Please expand your discussion here or in your "Management`s Discussion and Analysis and Plan of Operations" section to describe the efforts necessary to secure rack jobbers. Enhance your disclosure on page 7 to describe the ramifications if you do not secure the two major rack jobbers.

Employees, page 7
9. Please refer to comment 20 of our letter dated March 14, 2005. We continue to believe that additional opportunities may present themselves that are directly related or tangentially related to Smitten Press. As such, disclose any parameters with respect to future business opportunities.

Management`s Discussion and Analysis or Plan of Operations, page 9
10. Please refer to comment 21 of our letter dated March 14, 2005. Consider including a separate overview section that briefly addresses the most important matters on which Mr. Smitten focuses in evaluating financial condition and operating performance. See SEC Release 33-8350.
11. Please revise to include the benefits and amount of the tax loss carry forward described on page 3 including any advantage this carry forward provides to the business.

Plan of Operations, page 10
12. Please refer to comment 24 of our letter dated March 14, 2005. We note that you have $22 in cash and state that you are attempting to raise funds.  Further you state that if you are inactive the
$22
will be sufficient for your cash requirements over the next 12 months. However, costs associated with your reporting obligations accrue irrespective of your activity. Please advise.
13. Please refer to comment 10 of our letter dated March 14, 2005. Please revise to discuss the costs associated with hiring additional employees or outside contractors to produce your mini-book.
Please
also advise of any other anticipated hires necessary to enhance your business.
14. Please refer to comment 24 of our letter dated March 14, 2005. Here or elsewhere as appropriate, please discuss the consequences to investors if you fail to satisfy your reporting obligations as opposed to just the effects on qualification of your securities on the over-the-counter bulletin board. Revise this section to quantify your estimated reporting obligations.

Security Ownership of Certain Beneficial Owners and Management,
page
11
15. Please update this information to a more recent date than December 31, 2004.
16. Please refer to comment 25 of our letter dated March 14, 2005. Please advise as to the status of annual meetings held over the past year. Please also disclose in greater detail the legal process by which Mr. Smitten was hired as executive officer and director.

Executive Compensation, page 13
17. Please revise your discussion of Mr. Smitten`s employment agreement to discuss the ramifications of Mr. Smitten conducting his own annual review and determining his own bonus and performance
goals.   Please also remove the defined terms Employer/Employee in
favor of Mr. Smitten and Smitten Press.

Description of Securities, page 15
18. Please refer to comment 10 of our letter dated March 14, 2005. Advise if Exhibits 3.1-3.3 present a complete copy of your Articles of Incorporation.
19. Consider disclosing the provisions contained in Item 3.04 and
3.09 of your Bylaws that impose certain Canadian residency requirements on your Board of Directors and committees thereof.

Exhibit 99.6(1)
20. It does not appear as if your conformed signatures are properly formatted. Please revise.

Exhibit 99.6(2)
21. Please advise why this agreement is not executed.

Exhibit 99.1
22. Please advise whether your shareholder list information has not changed since August 28, 2003.

* * * *
      Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact April Coleman at (202) 551-3458, or Brad Skinner, Accounting Branch Chief, at (202) 551-3489, if you have any questions regarding comments on the financial statements and related matters. For all other matters please call Adam Halper at (202) 551-
3482. If you require additional assistance you may contact the undersigned at (202) 551-3730.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Via Facsimile (813) 832-5284
	Michael T. Williams, Esq.
	Williams Law Group
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Richard Smitten
Smitten Press: Local Lore and Legends, Inc.
Amendment to Form 10-SB
Page 1